Exhibit 12.1

Buckeye Partners, L.P.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

						Nine Months Ended
	Years Ended December 31,					September 30,
	2009	2010	2011	2012	2013	2014

Earnings:
Income from continuing operations before taxes (1)	$18,485	$23,795	$285,472	$231,070	$348,507	$268,258
Equity income (greater than) less than distributions	(2,871)	3,316	(3,778)	(2,775)	(3,931)	(5,739)
Less: capitalized interest (2)	(3,186)	(2,227)	(7,187)	(8,796)	(6,501)	(5,316)
Total earnings	12,428	24,884	274,507	219,499	338,075	257,203

Fixed Charges:
Interest and debt expense	75,147	89,169	119,561	114,980	130,920	127,063
Capitalized interest	3,401	2,499	7,583	9,238	7,007	5,641
Portion of rentals representing an interest factor	4,396	4,438	7,400	8,894	8,217	6,639
Total fixed charges	82,944	96,106	134,544	133,112	146,144	139,343

Earnings available for fixed charges	$95,372	$120,990	$409,051	$352,611	$484,219	$396,546

Ratio of earnings to fixed charges	1.15	1.26	3.04	2.65	3.31	2.85

(1)  Excludes income attributable to noncontrolling interests.

(2)  Excludes amortization of capitalized interest totaling $0.2 million in 2009, $0.3 million in 2010, $0.4 million in 2011, $0.4 million in 2012, $0.5 million in 2013 and $0.3 million for the nine months ended September 30, 2014.